EXHIBIT 7.2

                           KINGSTON SALES CORPORATION
                              Financial Statements
                     Six Months Ended June 30, 2002 and 2001

                           KINGSTON SALES CORPORATION



                                TABLE OF CONTENTS


Financial Statements
    Balance Sheets.........................................................  1
    Statements of Operations...............................................  2
    Statement of Stockholders' Equity......................................  3
    Statements of Cash Flows...............................................  4
    Notes to Financial Statements..........................................  5

                              KINGSTON SALES CORPORATION

                                    BALANCE SHEETS


                                        ASSETS

                                                                Unaudited         Audited
                                                                 June 30,       December 31,
                                                                   2002            2001
CURRENT ASSETS
     Accounts receivable - net of
       allowance for doubtful accounts                          $ 1,921,000    $ 1,996,000
     Inventory                                                      659,000        505,000
                                                                -----------    -----------
         Total Current Assets                                     2,580,000      2,501,000
                                                                -----------    -----------

OTHER ASSETS
     Office equipment                                               161,000        151,000
     Vehicles                                                       117,000        105,000
     Leasehold improvements                                         166,000        162,000
     Accumulated depreciation                                       (98,000)       (67,000)
                                                                -----------    -----------
         Total Other Assets                                         346,000        351,000
                                                                -----------    -----------

         TOTAL ASSETS                                           $ 2,926,000    $ 2,852,000
                                                                ===========    ===========


                         LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Amount due to bank                                         $   124,000    $   111,000
     Line of credit                                                 619,000        512,000
     Accounts payable                                               192,000        203,000
     Current maturities of long-term debt                            15,000         15,000
     Current maturities of capital lease obligations                  1,000          1,000
     Accrued payroll and related expenses                             7,000          7,000
     Accrued Expenses                                                59,000         67,000
     Deferred revenue                                               260,000        223,000
                                                                -----------    -----------
         Total Current Liabilities                                1,277,000      1,139,000
                                                                -----------    -----------

LONG-TERM LIABILITIES
     Long-term debt, less current maturities                    $    14,000    $    21,000
     Capital lease obligations, less current maturities                  --             --
                                                                -----------    -----------
         Total Current Liabilities                                   14,000         21,000
                                                                -----------    -----------

STOCKHOLDERS' EQUITY
     Common stock                                                     1,000          1,000
     Additional paid-in capital                                     110,000        110,000
     Retained earnings                                            1,524,000      1,581,000
                                                                -----------    -----------
         Total Stockholders' Equity                               1,635,000      1,692,000
                                                                -----------    -----------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $ 2,926,000    $ 2,852,000
                                                                ===========    ===========

See Accompanying Summary of Accounting Policies and Notes to Unaudited Interim Financial Statements.

                           KINGSTON SALES CORPORATION

                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)


                                                           Six Months Ended
                                                      June 30,      June 30,
                                                        2002          2001

NET REVENUES                                        $ 5,380,000    $ 6,569,000

COST OF REVENUES                                      4,257,000      5,213,000
                                                    -----------    -----------

GROSS PROFIT (LOSS)                                   1,123,000      1,356,000

OPERATING EXPENSES
     Selling, general and administrative expenses       844,000        462,000
     Depreciation and amortization                       30,000         19,000
                                                    -----------    -----------
         Total operating expenses                       874,000        481,000
                                                    -----------    -----------

Operating income                                        249,000        875,000

OTHER INCOME (EXPENSE)
     Interest income                                         --          7,000
     Interest expense                                   (16,000)       (52,000)
     Net loss on sale of equipment                           --        (18,000)
     Other income                                        27,000          8,000
                                                    -----------    -----------
         Total other income (expense)                    11,000        (55,000)
                                                    -----------    -----------

NET INCOME                                          $   260,000    $   820,000
                                                    ===========    ===========


See Accompanying Summary of Accounting Policies and Notes to Unaudited Interim Financial Statements.

                           KINGSTON SALES CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                     Six-Months Ended June 30, 2002 and 2001





                                      Common         Additional        Retained
                                      Stock        Paid-in Capital     Earnings             Total
BALANCE AT DECEMBER 31, 2000        $     1,000      $   110,000      $   856,000       $   967,000

Dividends paid to shareholders               --               --         (176,000)         (176,000)
Net Income                                   --               --          820,000           820,000
                                    -----------      -----------      -----------       -----------

BALANCE AT June 30, 2001            $     1,000      $   110,000      $ 1,500,000       $ 1,611,000
                                    ===========      ===========      ===========       ===========



BALANCE AT DECEMBER 31, 2001        $     1,000      $   110,000      $ 1,581,000       $ 1,692,000

Dividends paid to shareholders               --               --         (317,000)         (317,000)
Net Income                                   --               --          260,000           260,000
                                    -----------      -----------      -----------       -----------

BALANCE AT June 30, 2002            $     1,000      $   110,000      $ 1,524,000       $ 1,635,000
                                    ===========      ===========      ===========       ===========


See Accompanying Summary of Accounting Policies and Notes to Unaudited Interim Financial Statements.

                                KINGSTON SALES CORORATION

                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                                       (UNAUDITED)


                                                                        Six Months Ended
                                                                     June 30,       June 30,
                                                                       2002          2001
OPERATING ACTIVITIES
     Net income                                                    $   260,000    $   820,000
     Adjustments to reconcile net income to net cash (used)
      by operating activities:
         Depreciation and amortization                                  30,000         19,000
         Loss on disposal of equipment                                      --         18,000
         (Increase) decrease in certain operating assets:
             Accounts receivable                                        75,000     (1,412,000)
             Inventory                                                (154,000)       (63,000)
         Increase (decrease) in certain operating liabilities
             Amount due to bank                                         13,000         78,000
             Accounts payable                                          (11,000)       131,000
             Accrued expenses and other current liabilities             (8,000)        19,000
             Deferred Revenue                                           37,000         97,000
                                                                   -----------    -----------
                Net Cash Provided (Used) by Operating Activities       242,000       (293,000)
                                                                   -----------    -----------

INVESTING ACTIVITIES
     Purchases of vehicles, equipment and leasehold improvements       (25,000)      (172,000)
                                                                   -----------    -----------
                Net Cash Provided (Used) by Investing Activities       (25,000)      (172,000)
                                                                   -----------    -----------

FINANCING ACTIVITIES
     Net borrowings (repayments) under line of credit                  107,000        648,000
     Principal payments on long-term debt                               (7,000)        (7,000)
     Principal payments under capital lease obligations                     --             --
     Dividends and distributions paid to stockholders                 (317,000)      (176,000)
                                                                   -----------    -----------
                Net Cash Provided (Used) by Financing Activities      (217,000)       465,000
                                                                   -----------    -----------

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS                             --             --

CASH AND EQUIVALENTS
     Beginning of Period                                                    --             --
                                                                   -----------    -----------

     End of Year Period                                            $        --    $        --
                                                                   ===========    ===========

SUPPLEMENTAL DISCLOSURES
     Interest paid                                                 $    17,000    $    54,000

See Accompanying Summary of Accounting Policies and Notes to Unaudited Interim Financial Statements.

                           KINGSTON SALES CORPORATION
                          Notes to Financial Statements
                             June 30, 2002 and 2001

Note 1 - Nature of Business and Summary of Significant Accounting Policies:

Basis of presentation: The accompanying unaudited financial statements have been prepared by Kingston Sales Corporation ("the Company") without audit and therefore do not include all information and disclosures necessary for a fair presentation of financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States
(GAAP). These unaudited financial statements contain, in the opinion of management, all adjustments (consisting of normal accruals and other recurring adjustments) necessary for a fair presentation of the consolidated financial position, results of operations, and cash flows for the periods presented. The operating results for the six-month periods ended June 30, 2002 and 2001, are not necessarily indicative of the operating results to be expected for the full fiscal year.

Nature of business: Kingston Sales Corporation, an Indiana corporation organized in 1971, is a manufacturer's representative and distributor for prominent national companies in the electronic, sound, security, and video markets. Kingston Sales Corporation offers the latest technology in TVs, sound systems, electronic locking devices, wire, cable and fiber optics, and intercom systems.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Revenue recognition: Revenue from the sale of products is recognized according to the terms of the sales arrangement, which is generally upon shipment. Commission revenue is recognized when realizable and earned, which is typically upon receipt of the commission payment. Payments received where there are delivery elements required to be met in order to retain those payments are recorded as deferred revenue under current or long-term liabilities, as appropriate, and taken into income when the criteria are met. Revenue is reduced by appropriate allowances, estimated returns, price concessions, and similar adjustments, as applicable.

Cost of revenues consist primarily of purchases of goods that are resold to customers, but also consist of salaries, wages and benefits to employees, depreciation, fuel and other vehicle expenses, equipment rentals, subcontracted services, insurance, facilities expenses, and supplies.

Selling, general and administrative expenses consist primarily of compensation and related benefits to management, administrative salaries and benefits, marketing, office rent and utilities, communications and professional fees.

Cash and equivalents may include money market fund shares, bank time deposits and certificates of deposits, and other instruments with original maturities of three months or less.

Inventories: Inventories are recorded at the lower of cost (primarily first-in, first-out) or market value and consist of entirely goods purchased for resale.

Shipping and handling: Costs incurred for shipping and handling are included in the Company's financial statements as a component of costs of revenue.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued):

Property, equipment, and depreciation: Property and equipment are carried at cost and includes expenditures for new additions and those, which substantially increase the useful lives of existing assets. Depreciation is computed at various rates by use of the straight-line method and certain accelerated methods. Depreciable lives are generally ranging from 3 to 39 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property or equipment retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts in the year of disposal with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

The provision for depreciation amounted to $30,000 and $19,000 for the six months ended June 30, 2002 and 2001, respectively.

Long-lived assets, including the Company's property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to future net undiscounted cash flows expected to be generated by the related asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair market value of the assets.

Advertising: Advertising costs are expensed when incurred and are included in selling, general, administrative and other costs and expenses. Advertising expenses amounted to $10,000 and $9,000 for the six-months ended June 30, 2002 and 2001, respectively.

Income taxes: During the reporting period, the Company, with the consent of its stockholders, had elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for income taxes has been included in the financial statements.

Note 2 - Subsequent Event, Change In Control:

Fortune Diversified Industries, Inc., a Delaware corporation ("FDVI"), acquired from Robert J. Kingston 1,000 shares of the common stock, no par value, of Kingston Sales Corporation, constituting all of the outstanding shares of Kingston Sales Corporation's capital stock, pursuant to the terms of a Stock Purchase Agreement by and among FDVI, Kingston Sales Corporation and Robert J. Kingston, effective July 31, 2002.

FDVI intends for Kingston Sales Corporation, as a wholly-owned subsidiary of FDVI, to continue to operate as it did prior to the acquisition. Mr. Kingston will continue as president of Kingston Sales Corporation under the terms of an employment agreement, dated July 31, 2002 and incorporated into the Stock Purchase Agreement. Mr. Kingston was also elected to the Board of Director's of FDVI.

The Company entered into a lease with Kingston Design, LLC, a Company controlled by Mr. Kingston. Said lease is for the facility in which Kingston Sales Corp. currently operates, and was incorporated into the Stock Purchase Agreement.

Note 3 - Accounts Receivable:

Accounts receivable included the following:

                                          June 30,             December 31,
                                            2002                   2001
                                         -----------           -----------
Amounts currently due                    $ 2,421,000           $ 2,216,000
Less allowance for doubtful accounts        (400,000)             (120,000)
Less allowance for sales returns            (100,000)             (100,000)
                                         -----------           -----------
                                         $ 1,921,000           $ 1,996,000
                                         ===========           ===========

Note 4 - Amount Due to Bank:

The Company's primary bank account is maintained under a cash management arrangement. Under this account arrangement, the Company's line of credit is decreased by any bank deposits and is increased by any checks and miscellaneous charges processed by the bank. The amount due to bank of approximately $124,000 and $111,000 represents outstanding checks that have not been presented to the bank for payment at June 30, 2002 and December 31, 2001, respectively.

Note 5 - Line of Credit:

The Company had a $2,500,000 line of credit available through July 31, 2002. Interest on the line was charged at .25% below the prime interest rate. Outstanding borrowings amounted to approximately $619,000 and $512,000 at June 30, 2002 and December 31, 2001, respectively. This line was replaced as a result of the transaction described in Note 2.

Note 6 - Long-term Debt:

Long-term debt consisted of the following:

                                                          June 30,  December 31,
                                                            2002        2001
                                                          --------    --------
    Notes payable to financial institutions:
       Due in monthly installments of $434, including
       interest at 4.9% through January 2005. Secured by
       a vehicle.                                         $ 13,000    $ 15,000

       Due in monthly installments of $418, including
       interest at 9.03% through December 2004. Secured
       by a vehicle.                                        11,000      13,000

       Due in monthly installments of $563, including
       interest at 9% through March 2003. Secured by
       a vehicle.                                            5,000       8,000
                                                          --------    --------
                                                            29,000      36,000
          Less current maturities                          (15,000)    (15,000)
                                                          --------    --------
                                                          $ 14,000    $ 21,000
                                                          ========    ========

Principal payments due on long-term debt outstanding at June 30, 2002, are as follows:

Year Ending June 30,
--------------------
        2003                                   $ 15,000
        2004                                     13,000
        2005                                      1,000
                                               ---------
                                               $ 29,000
                                               ========

Note 7 - Capital Leases:

Long-term leases relating to the financing of fixed assets are accounted for as installment purchases. The capital lease obligations reflect the present value of future rental payments, discounted at the interest rate implicit in the lease, and a corresponding amount is capitalized as the cost of the fixed assets. The fixed assets are being depreciated over a period of seven years.

The following is an analysis of fixed assets under capital lease:

                                                 June 30,  December 31,
                                                   2002        2001
                                               ----------  ------------

Equipment                                        $ 4,000       $ 4,000
Less allowances for depreciation                   1,000         1,000
                                               ----------  ------------

                                                 $ 3,000       $ 3,000
                                               ==========  ============

Following is a schedule of future minimum lease payments due under the capital lease obligations together with the present value of net minimum lease payments as of June 30, 2002:

Year Ending June 30,
--------------------
        2003                                                $ 1,000
                                                        ------------

Total minimal lease payments                                  1,000
Less amounts representing interest                                0
                                                        ------------

Present value of net minimum lease payments                   1,000

Less current portion                                         (1,000)
                                                        ------------

Long-term portion                                               $ 0
                                                        ============

Note 8 - Stockholders' Equity

The following are the details of the Company's shares of common stock:

                                                            Number of Shares
                                           Authorized            Issued          Outstanding           Amount
     June 30, 2002
        Common stock, no par
        value                                1,000               1,000              1,000              $1,000
                                                                                                       ======

     December 31, 2001
        Common stock, no par                 1,000               1,000              1,000              $1,000
        value                                                                                          ======

Note 9 - Operating Lease Commitments:

The Company leases its office and warehouse facilities from a limited liability company in which the Company's principal shareholder during the reporting period covered was a member. The agreement expires in April 2022. The agreement includes a renewal option, which allows the Company to extend the lease term for an additional six years. In addition to base monthly rent, the agreement requires the Company to pay its proportionate share of real estate taxes, insurance, and common area maintenance expenses.

Rent expense under this agreement amounted to $42,000 and $21,000 for the six-months ended June 30, 2002 and 2001.

The Company is also committed to a vehicle lease, which expires in August 2004. Lease expense under all agreements amounted to $3,000 and $0 for the six-months ended June 30, 2002 and 2001, respectively.

Future minimum commitments under these agreements are as follows at June 30, 2002:

Year Ending June 30,               Facilities              Vehicles
--------------------               ----------              --------
        2003                           84,000                 5,000
        2004                           84,000                 3,000
        2005                           84,000                     0
        2006                           84,000                     0
        2007                           84,000                     0
Later Years (2008 - 2022)           1,246,000                     0
                                  -----------             ----------

                                  $ 1,666,000               $ 8,000
                                  ===========             ==========



Note 10 - Related Party Transactions:

The Company buys certain products from a corporation in which the principal shareholder of the Company during the reporting period was a shareholder. Purchases from this related corporation amounted to approximately $8,000 and $12,000 for the six-months ended June 30, 2002 and 2001, respectively.

The Company is a guarantor on two loans used for the construction of the building it currently leases from another related party. The outstanding balances of these debt obligations as reflected on the books of the related party were approximately $892,000 and $904,000 at June 30, 2002 and December 31, 2001, respectively.

Note 11 - Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivables. The Company places its cash and cash equivalents with high credit quality institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

Note 12 - Economic Dependency on Suppliers:

The Company purchased approximately 81% and 90% of its inventories from one vendor for the six-months ended June 30, 2002 and 2001, respectively.